**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 8-K**

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **July 27, 2006**



**REGAL-BELOIT CORPORATION**
(Exact name of registrant as specified in its charter)

| <u>Wisconsin</u> | <u>1-7283</u> | <u>39-0875718</u> |
|---|---|---|
| (State of other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**<u>200 State Street, Beloit, Wisconsin 53511</u>**
(Address of principal executive office)

**<u>(608) 364-8800</u>**
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Precommencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Precommencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02**    **Results of Operations and Financial Condition.**

On July 27, 2006, REGAL-BELOIT Corporation (the "Company") issued a press release disclosing the second quarter 2006 financial results of the Company, highlighted by an increase of 81% increase in earnings per share in the second quarter. A copy of the Company's press release is attached as Exhibit 99 to this Current Report on Form 8-K (this "Current Report").

**Item 9.01**    **Financial Statements and Exhibits.**

    (a) Not Applicable
    (b) Not Applicable
    (c) Not Applicable
    (d) Exhibits: The following exhibit is being furnished herewith:
        (99) Press Release of REGAL-BELOIT CORPORATION dated July 27, 2006

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION

By: s/ David A. Barta
David A. Barta
Vice President, Chief Financial Officer

Dated: July 27, 2006